Mail Stop 3561

October 17, 2007

Via U.S. Mail and Facsimile

J.T. Malugen
Chief Executive Officer
Movie Gallery, Inc.
900 West Main Street
Dothan, Alabama 36301

> RE: Movie Gallery
> Form 10-K for the fiscal year ended December 31, 2006
> Form 10-Q for the quarterly period ended July 1, 2007
> **File No. 0-24548**

Dear Mr. Malugen:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended July 1, 2007

Item 1. Financial Statements

Note 5. Impairment of Other Long-Lived Assets, Other Indefinite-Lived Intangibles, and Goodwill

Other Long-Lived Assets

1. We note from your disclosure that you recorded a charge of $26.2 million and $16.8 million related to the impairment of property, furnishing, and equipment under the Hollywood and Movie Gallery operating segments, respectively. In this regard, please disclose the method(s) used in determining fair value, as required by paragraph 26 of SFAS No. 144.

Other Long-Lived Assets
Other Indefinite-Lived Intangibles
Goodwill

2. We note from your disclosures in your Form 10-K for the fiscal year ended December 31, 2006 that you performed your annual impairment test for each type of long-lived assets, including indefinite-lived intangibles and goodwill, in the fourth quarter of fiscal 2006, which result in no impairment charges. In this regard, please explain to us in further detail how your impairment analysis for each type of long-lived assets, actual experience, assumptions and forecast in the fourth quarter of fiscal 2006 compared to that of the second quarter of fiscal 2007. In addition, provide us with a summary of material relevant facts, assumptions, and estimates you considered in your impairment analysis by type of long-lived asset for the fourth quarter of fiscal 2006 and second quarter of fiscal 2007 and further explain to us why you concluded that no impairment charges were necessary for the fiscal year ended December 31, 2006. We may have further comment upon receipt of your response.

Impairment Estimates and Assumptions

3. We note from your disclosure that you have not recorded any impairment charges related to your rental inventory. Considering that you have determined that there are events and circumstances that you believe to be impairment indicators, please tell us if you performed an impairment test for rental inventory during your second quarter of fiscal 2007. If no impairment test was completed during your second quarter of fiscal 2007, please explain why this was not required. If an impairment test was completed during your second quarter of fiscal 2007, please provide us with a summary of material relevant facts, assumptions, and estimates you considered in your impairment analysis and further explain to us why you

      concluded that no impairment charges were necessary in the second quarter of fiscal 2007. We may have further comment upon receipt of your response.

<u>Item 4. Controls and Procedures</u>

4. We note from your disclosure that you continue to have ineffective controls over lease accounting, which constitutes a material weakness in your internal control over financial reporting. In this regard, please expand your disclosure in future filings to describe in detail the measures you plan to take in order to remediate this material weakness and explain how these measures will remediate your internal control deficiency over lease accounting.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Thomas D. Johnson, Chief Financial Officer
                (334) 836-3728